

December 21, 2023

Qiwei Miao
Chief Executive Officer
EShallGo Inc.
12F Block 16, No.1000 Jinhai Road
Pudong New District
Shanghai, China 201206

      Re: EShallGo Inc.
          Amendment No. 6 to Registration Statement on Form F-1
          Filed December 18, 2023
          File No. 333-271478

Dear Qiwei Miao:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2023 letter.

Amendment No. 6 to Registration Statement on Form F-1 filed December 18, 2023

PRC laws and regulations governing our current business operations are sometimes vague and uncertain, page 49

1.   We note that your risk factor disclosure states (emphasis added) that: "The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement are **not always uniform**." Your June 30, 2023 risk factor disclosure stated that this risk "may involve substantial uncertainty." Please revise your risk factor to the June 30, 2023 language.

Please contact Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services